U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                          AMENDMENT NO. 1 TO FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                 (Name of Small Business Issuer in its charter)



               Texas                                            74-2653437
   -------------------------------                        ----------------------
   (State or other jurisdiction of                          (I.R.S.  Employer
    incorporation or organization)                        Identification Number)




                   500 North Shoreline Drive, Suite 701 North,
                            Corpus Christi, TX 78471
                    (Address of principal executive offices)

                                  512-887-7546
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:


   Title of each class                         Name of each exchange on which
   to be so registered                         each class is to be registered

          None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                        Preferred Stock, $0.001 par value
                        ---------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page

Preliminary Statement .................................................      1

Description of Business................................................      1
        Business Development ..........................................      1
        Business of the Company .......................................      4
               Live Tissue Bonding Equipment ..........................      4
               Anaerobic Farm-waste Disposal Equipment ................      5
               Carbon Dioxide Separator ...............................      7
               Raw Materials, Supplies and Manufacturing ..............      8
               Distribution Methods ...................................      8
               Competition ............................................      8
                      Live tissue bonding equipment ...................      8
                      Anaerobic farm-waste disposal plants ............      8
                      CO2 Separator ...................................      9
               Patents, Trademarks and Licenses .......................      9
               Government Approval and Regulations ....................      9
               Year 2000 Computer Problems ............................      9
               Research and Development ...............................     10
               Cost of Compliance with Environmental Laws .............     10
               Seasonality ............................................     10
               Employees ..............................................     10

Management's Discussion and Analysis of Financial
        Condition and Results of Operations ...........................     11
        Results of Operations .........................................     11
               Sales ..................................................     11
                      Interim results .................................     11
               Selling, General and Administrative Expenses ...........     12
                      Interim results .................................     12
               Net Loss ...............................................     12
                      Interim results .................................     12
               Balance Sheet Items ....................................     12
                      Assets ..........................................     12
                      Stockholders' Equity ............................     12
                      Interim balance sheet items .....................     13
               Liquidity and Outlook ..................................     13
               Costs of Filing Periodic Reports .......................     14

Properties ............................................................     14

Security Ownership of Certain Beneficial Owners and
        Management ....................................................     14
               Changes in Control .....................................     15

Directors, Executive Officers and Control Persons .....................     15

Executive Compensation ................................................     17

Certain Relationships and Related Transactions ........................     18

Description of Securities .............................................     18
                                       ii

        Common Stock ..................................................     18
               Voting Rights ..........................................     18
               Dividend Rights ........................................     18
               Liquidation Rights .....................................     18
               Preemptive Rights ......................................     18
               Registrar and Transfer Agents ..........................     18
               Dissenters' Rights .....................................     18
        Preferred Stock ...............................................     19
               Series A Preferred Stock ...............................     19

Market for Common Stock and Related Stockholder Matters ...............     19
        Holders .......................................................     20
        Dividends .....................................................     20

Legal Proceedings .....................................................     21

Change in Accountants .................................................     21

Recent Sales of Unregistered Securities ...............................     21

Indemnification of Directors and Officers .............................     22

Financial Statements ..................................................     24

                              PRELIMINARY STATEMENT

        Consortium Service Management Group, Inc. is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

                             DESCRIPTION OF BUSINESS

Business Development
--------------------

        We were incorporated on November 17, 1992 in the State of Texas. We conduct our business from our headquarters in Corpus Christi, Texas; from offices in Oklahoma City, Oklahoma; and from offices in Kiev, Ukraine. We first had revenues from operations in 1995.

        We believe we are unique in our  business mission.   We  facilitate  the
transfer to the U.S. and other developed countries of technologies developed by the scientists and engineers of Ukraine.

        We have a formal relationship with several prestigious organizations in Ukraine. They have, as their stockholders or members, many of Ukraine's leading scientists, engineers and technicians. We formalized our relationship with them in February 1994 when we registered with the Ukraine Government a Ukraine company owned 50 percent by us and 50 percent by the Ukraine organizations.

        The Ukraine company's name is United Engineering Company. It is called a "joint stock company with a foreign investor." The foreign investor is us. United Engineering Company is authorized by Ukraine law, among other things, to perform classified and secret construction works related to the national security of Ukraine.

        The 50 percent of the stock of United Engineering Company owned by Ukraine organizations is owned by the following companies or organizations:

        o     The State Property Fund of Ukraine.  It owns all state enterprises
              ----------------------------------
              and property of the state, and it is represented by:

        o     Yuzhnoye  (Southern)  Machine Building  Plant.   This is  a  giant
              ---------------------------------------------
              manufacturing complex located in Dniepropetrovsk. It built many of the missiles and nuclear missiles for the former Soviet Union. Today, it manufactures commercial satellites, farming tractors for export, trolley cars, and other heavy products.

       o      Design Bureau "Yuzhnoye".   This  organization was  established in
              ------------------------
              1954. It developed and turned over to the Ukraine Army several generations of missiles (specifically, SS-18 "Satan" satellite and the launch rockets "Cyclone" and "Zinet"), space carrier rockets, and artificial satellites. Design Bureau employs several thousand researchers and production engineers and is the leading enterprise in Ukraine for the development of rocket and other jet systems. It also is the leading enterprise for the elimination of launching sites in Ukraine. The Bureau also works on conversion projects, trolley busses, pumps for the oil industry, small-sized vehicles for cleaning city streets, and devices for manufacturing margarine, oils, etc. It is under the direction of Academician Stanislav Nikolayevich Konyukhov, who also is president of United Engineering Company.

       o      Trust No. 5  for Special  Construction Works.   This  organization
              --------------------------------------------
              believes itself to be the highest technical and most qualified engineering firm in the former Soviet Union. It was involved in building all of the former Soviet Unions's nuclear and non-nuclear missile launching pads and silos, the Soviet space station, several chemical and oil industry plants and pipelines, and other installations requiring the highest technologies of the former Soviet Union.

       o      E.O. Paton Institute of Electric Welding.   This  organization was
              ----------------------------------------
              founded in 1934 by the Academy of Sciences of the Ukraine S.S.R. It is headed today by Professor Boris Paton, the president of the Ukraine Academy of Sciences. It developed the collapsible, titanium-welded, building-structure technology that was used in the construction of the Soviet space station "MIRE." We believe the Paton Institute is one of the world's most prominent scientific institutions involved in metal casting and bonding ceramics, microwave bonding of metals and plastics, explosive welding and cutting, welding in space and underwater, electro metallurgy, protective coatings, and bridge building and coating. It employed at one time more than 5,000 scientists and engineers and employs today more than 200 engineers and executives. It has joint ventures with several multinational companies and governmental agencies including the U.S. Department of Energy and NASA.

        o     Spivdruznist  Business  Association.  This  was  formed  by  major
              -----------------------------------
              defense enterprises to develop and implement methods of dismantling munitions and converting the metals and explosive by-products to commercially marketable products. It is composed of 6 large manufacturing facilities that developed and manufactured explosives, weapons and military equipment during the Cold War.

        o     Pivdenexo, Ltd.   This  is a research, development and production-
              --------------
              design "think tank."

        The above organizations, working with us as their equal partners in United Engineering Company, as well as other organizations in Ukraine look to us to fill two roles:

        o Inside Ukraine. When they negotiate with western nation enterprises expecting to do business in Ukraine, we bring to the negotiating table our experience in negotiating agreements with market-oriented enterprises.

        o Outside Ukraine. After we first identify technologies developed in Ukraine that appear to have promising commercial application, we introduce companies in the U.S. and in other developed countries to these technologies and attempt to negotiate technology transfer agreements between them and the Ukraine organizations.

        There are no specific funding arrangements for the stockholders of United Engineering Company. Projects are funded on a case-by-case basis. By agreement, we advanced more than half of the costs associated with setting up the company and in bringing to Ukraine representatives of U.S. and other western companies that were interested in certain Ukraine-developed technologies or business opportunities. We are entitled to recover such costs to the extent they exceed our fifty percent share. While we have recovered some of these costs, we have largely written off the balance. In fact, we have reinvested in the company approximately ninety percent of our profits.

        We do experience certain difficulties in dealing with foreign entities in Ukraine. We overcome the language difficulties with our bi-lingual staff in Ukraine. A recurring problem is a rapid change of laws in Ukraine - particularly tax laws. But the major problem we encounter is related to a fluctuating exchange rate between Ukraine and U.S. currencies. We lack the resources to take defensive action against a fluctuating exchange rate.

        There  are  no   restrictions   related  to  our  investment  in  United
Engineering Company including restrictions on its ability to declare and record dividends.

        Inside Ukraine, we have assisted United Engineering Company in its negotiation of contracts for the dismantling of the Ukraine nuclear and non-nuclear missiles, silos, and related equipment. This dismantling is required by the treaty known as START and will be paid for by the U.S. and other western countries. The Ukraine members of UEC designed, built and commanded these missiles and silos, are logical organizations to dismantle them, and are expected to receive a substantial portion of the contracts to dismantle them.

        Since 1995 United Engineering Company has completed contracts with U.S. contractors for more than $6.0 million with respect to ICBM dismantlement in Ukraine and for more than DM4.7 million in contracts with the German Government and German contractors for new methods of dismantling ICBM silos.

        Outside Ukraine, we have identified several promising Ukraine-developed technologies. We have been both successful and unsuccessful in negotiating technology transfer agreements between United Engineering Company or one of its constituent Ukraine organizations and companies in the U.S. We have successfully negotiated technology transfer agreements for the projects set forth below.

Business of the Company
-----------------------

        Live Tissue Bonding Equipment. The E.O. Paton Electric Welding Institute
        -----------------------------
of Kiev, Ukraine developed equipment that bonds blood vessels and soft tissues in substantially less time than other technologies take and apparently leaves no or minimal trace scar tissues after a lapse of six to seven months.

        The equipment bonds the soft biological tissue with a special miniature surgical tool. No glues, sutures, staples or other foreign matter are used. The process is best described as a welding process. The scar tissue is either minimal or non-existent. Tests conducted in Louisville, Kentucky by U.S. surgeons on rabbits' stomachs resulted in scar tissue only forty microns wide six months after surgery. It appears that the Ukraine scientists have developed a superior, all-purpose, seamless method of bonding soft biological tissues, which method is characterized by simple manipulation applicable to different surgical operations and the fast restoration of tissues without the formation of coarse scars. Apparently there is no need for prolonged special training of surgeons and surgical personnel.

        The Ukraine prototype for the equipment was successfully demonstrated to physicians and surgeons in the U.S. in June 1996 on the blood vessels, nerves and stomachs of rats and rabbits. Additional, subsequent demonstrations on animals were performed in Ukraine by Ukraine surgeons with U.S. surgeons in attendance. In 1998 the U.S. surgeons performed successful tests on animals in Louisville, Kentucky. Testing on humans in Ukraine began in mid-year 1998. The success of these tests has not been verified by the Federal Drug administration or any independent laboratory.

        U.S. and international patent applications on the process were filed in February 1999, but no patents have been issued.

The exclusive world rights have been assigned one-half to us and one-half to the E.O. Paton Electric Welding Institute of Kiev, Ukraine.

        We estimate that in excess of $1.5 million have been expended in developing the project and that $1.5 million of additional funds must be expended to bring this product to market. We estimate that the first surgical equipment will be manufactured in the U.S. by the end of 2000.

        This project is still in the development stage, even though the Ukrainians have created a finished product in their special miniature surgical tool. Improvements in the tool are possible, and testing on live tissue of humans to U.S. testing standards is required. Approval of the process and equipment by the Federal Drug Administration is required. The Louisville, Kentucky surgeons report that their recent studies are very favorable, that they need additional experimentation for which they will apply for a short study grant from the FDA, and that with the grant they will proceed to early human studies.

        Anaerobic  Farm-Waste  Disposal Equipment.    We are  marketing a closed
        -----------------------------------------
system, no lagoon, anaerobic plant that:

        o     processes farm-animal waste into a high grade organic  fertilizer,

        o     captures the methane gas for commercial use,

        o     eliminates 90 to 95 percent of the odor, and

        o     prevents all runoff and contamination of the environment.

        This processing plant was developed in Ukraine before the breakup of the Soviet Union. The developer is a 103-year-old Ukraine joint stock company that is the Ukraine's largest enterprise that manufactures equipment for the petroleum and chemical industries. The company's name is Sumy Frunze MachineBuilding Science-and-Production Association, called herein "Frunze." We have obtained the exclusive, worldwide rights to market Frunze's anaerobic farm-waste disposal plant.

        Frunze developed the processing plant to solve the above-mentioned problems that were associated with a 3,000-head swine farm located in the center of a city of 400,000 people. The plant has operated successfully for more than twelve years.

        This technology was patented in 1991 in U.S.S.R. Patent applications have not been filed in the U.S. Frunze has assigned to us the worldwide rights to market, distribute, license and service products covered by the U.S.S.R. patents and any upgrades of the patents. This assignment extends until June 4, 2019 but will expire earlier if we fail to place orders annually for at least $1 million in plant and equipment to be manufactured in

Ukraine. We are required to pay royalties equal to five percent of the costs of all equipment manufactured in Ukraine.

        Under our license agreement with United Engineering Company and the Ukraine inventor, Ivan Semenenko, the Ukrainians are

        o to design each anaerobic farm-waste disposal facility after visiting the site where it is to be placed,

        o to construct all of the facility in Ukraine except for the electric motors, generators, tanks and computer controls,

        o to oversee the installation and startup of the facility at each project site, and

        o     to provide equipment warranties acceptable to us.

        Our obligations are

        o     to obtain contracts for the installation of the acilities,

        o to pay the expenses of the Ukrainians' visits to the U.S. or other countries in the performance of their obligations under the license,

        o to pay for and arrange for the delivery to the facility sites of all equipment not manufactured in Ukraine, and

        o to act as a liaison between the Ukrainians and persons in the countries where facilities are to be installed.

        United Engineering Company coordinates our relations with Frunze, the manufacturer, in Ukraine. We are initially marketing these plants in a six-state region in the U.S. through Western Waste Management, Inc. The plants will be custom designed for each U.S. user. The major portion of each plant will be manufactured initially, at least, by Frunze in Ukraine. The electric motors, generators, tanks and computer controls will be obtained in the U.S. Approximately 70% of the cost of a plant will be for Ukraine-manufactured parts at a cost far less than could be obtained in the U.S.

        We have a contract to lease a plant to a large dairy herd farm located near Twin Falls, Idaho. Ukraine engineers and the inventor visited the location in October 1999, evaluated the project and designed the plant. Construction of the plant awaits funding by us. We are working with several sources of funds in this regard.

        A considerable market exists for the plant. At the end of 1997 there were 1,520 U.S. swine farms with 5,000 head or more and more than 4,000 swine farms with 2,000 to 5,000 head of stock. It is estimated that 5,000-head swine farm with a lagoon spends $90,000 to $100,000 a year on lagoon management only. And this is without controlling the odor, soil permeation or runoff problems.

        We estimate that the $1 million cost of a Farm Waste Anaerobic Plant for a 3,000-head swine farm will be recovered by the farmer in seven to eight years from:

        o     organic fertilizer sales,

        o methane gas converted to electricity used on the farm and sold commercially,

        o     elimination of waste lagoon expense, and

        o     reduction of other operating costs.

        Of major public relations importance is the near total elimination of foul odors. The only exposure of the animal waste to the atmosphere is the one-day-or-less period that elapses before it is hosed or scraped to the pump site for transportation to the closed storage tanks or directly to the processing plant. Little decomposition and emission of gases occur during this initial period.

        Of major health importance are:

        o the elimination of the volatile organic acids, which are consumed by the gas-producing bacteria,

        o     the elimination of surface and ground water contamination, and

        o the dramatic reduction of pathogen populations in the heated digesters.

        Carbon  Dioxide  Separator.  We own the exclusive  and  perpetual  world
        --------------------------
rights to service, license and market certain unpatented equipment manufactured in Ukraine that separates carbon dioxide and other impurities from the gas produced in landfills and converts the remaining gas to a cleaner, 98-percent pure methane gas for use in internal combustion engines or for sale to natural gas companies. This equipment was developed for us by the Institute of Gas, Ukraine National Academy of Sciences and will be manufactured for us by the International Welding Association of Kiev, Ukraine. We are now marketing this equipment.

        The manufacturing and operating costs of our CO2 separator plants are substantially lower than the costs of competitive units. We have negotiated a contract with a large landfill operator, Resource Technology Corporation of Chicago, Illinois, which contract awaits final execution, to provide one of these plants to be placed on one its landfills in Alabama. The plant will be manufactured in Ukraine. The landfill operator will provide all other equipment needed as well as the operations. Our agreement with Resource Technology Corporation requires us to provide the plant and bring it to the U.S. We will require approximately $500,000 to fulfill our obligations under the agreement, and Resource Technology Corporation will contribute cash, all piping, tanks and other auxiliary equipment, the cost of which is estimated to be approximately $1,100,000. Revenue from the plant will be shared 65 percent for Resource Technology Corporation and 35 percent for us until payout of costs, at which time revenue will be shared equally. We are attempting to sell a 40-percent interest in our share of this matter for the $500,000 we need to meet our obligations. We expect to receive our first revenues from this project before the end of 2000.

        Raw Materials, Supplies and Manufacturing
        -----------------------------------------

        No manufacturer has been selected for the tissue bonding equipment.

        The anaerobic plants will be manufactured in Ukraine at a cost far less than what it would cost in the U.S.

        The carbon dioxide separator plants will be manufactured in the Ukraine, again at a cost far less than what it would cost in the U.S.

        Distribution Methods
        --------------------

        We propose to negotiate with a medical equipment manufacturing company to market and distribute the live tissue bonding equipment once Federal Drug Administration approval is obtained. We have no specific manufacturing company to do this at this time.

        We have organized a majority-owned subsidiary, Anaerobic Farm Waste, Inc., to own and lease the anaerobic farm waste disposal equipment. The officers of our company are also the principal officers of the subsidiary company.

        We are marketing our CO2 separator equipment directly through the efforts of our officers.

        Competition
        -----------

               Live tissue bonding equipment.  We have the only equipment in the
               -----------------------------
world that bonds live tissues with little or no scarring. We are in competition only with older surgical methods of closing tissue openings.

               Anaerobic  farm waste  disposal  plants.  There are ten companies
               ---------------------------------------
that offer various types of anaerobic systems in the U.S. None of these systems processes the manure and water to the extent of the Ukraine-made plant. Further, the costs of design, development, fabrication and construction are higher by multiples in the U.S. than in Ukraine, where high-caliber scientists and engineers are readily available. The plant now in operation in Ukraine is the product of years of experience in designing and building various types of anaerobic plants. The design now in operation has been the most effective and economical for anaerobically processing animal wastes.

               CO2 Separator. Numerous companies make CO2 separators in the U.S.
               -------------
but none can compete with the quality of our separators or with our price. Their prices are multiples of ours. Their separators produce no better than 75 to 90 percent pure methane; ours produce 98-percent pure methane.

        Patents, Trademarks and Licenses
        --------------------------------

        The live tissue bonding equipment is the subject of patents and patent applications filed by the Ukraine inventor in the Ukraine, the U.S., and other countries. The patents and the patent applications for the U.S., the European Patent Convention, Australia, Canada and Japan are held by us.

        The anaerobic farm-waste disposal equipment was patented in U.S.S.R. in 1991 but is not the subject of any patent application filed in the U.S. The CO2 separator equipment is not the subject of any existing patent; the technology has been known for more than 30 years.

        We  have  been   assigned  the   exclusive   world  rights  to  license,
manufacture, market, and distribute both the anaerobic farm waste disposal equipment and the CO2 separator equipment.

        Government Approval and Regulations
        -----------------------------------

        The live tissue bonding equipment must obtain the approval of the Federal Drug Administration before it can be sold to be used on humans. We are advised by the Louisville, Kentucky surgeons that their recent studies are very favorable, that they need additional experimentation for which they will apply for a short study grant from the FDA, and that with the grant they will proceed to early human studies.

        The anaerobic farm waste disposal plants and the CO2 separator plants require no governmental approval before being placed into use, but the results of their usage are subject to the oversight authority of the Environmental Protection Agency. Because we expect the results of their usage will enable cattle, swine and chicken farmers and landfill operators to comply with EPA regulations, we believe the plants will be readily accepted in the U.S.

        Year 2000 Computer Problems
        ---------------------------

        We believe we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized and use off-the-shelf and easily replaceable software programs for our office work. We have yet to devise any software programs for our live tissue bonding, anaerobic farm-waste disposal or CO2 separator projects.

        The animal-waste anaerobic plants will not be installed until 2000, and the computer controls for the facilities will not be designed, ordered or installed until 2000. The CO2 separator plants also will not be delivered or installed until 2000.

        The worst case scenario  involving Year 2000 issues would be that Frunze
- the manufacturer of the anaerobic farm-waste disposal facilities, the company to be selected to manufacture the live tissue bonding tools, or International Welding Association of Kiev, Ukraine - the manufacturer of the CO2 separator plants should experience significant Year 2000 problems that would delay the delivery of the equipment they are to manufacture. We have no contingency plan for dealing with such a matter; we will simply have to delay our operations until any such Year 2000 problems are solved at the manufacturers' level.

        We have been orally advised by the Ukraine manufacturers of our anaerobic farm waste plants and our CO2 separator plants that they are Year 2000 compliant. Should either of them not be Year 2000 compliant and should difficulties arise, we will have to delay our operations until they work out their problems.

        Research and Development
        ------------------------

        We expend no funds on research and development.

        Cost of Compliance with Environmental Laws
        ------------------------------------------

        We have no direct costs in complying with environmental laws. Our anaerobic farm waste disposal plants are designed to dispose of farm waste in a manner that meets all environmental regulations. The same is true with regard to our CO2 separator plants. The users of this equipment have an environmental waste disposal problem caused by their other operations. Their cost of complying with environmental regulations is our share of the revenue produced from the installation and use of our equipment.

        Seasonality
        -----------

        There is no seasonal aspect of our business.

        Employees
        ---------

        We employ three persons full time in the U.S. and two persons full time in Kiev, Ukraine.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere.
See "Financial Statements."

Results of Operations
---------------------

        The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended December 31, 1998 and for the six-month periods ended June 30, 1998 and June 30, 1999:

                                    Year Ended 12-31         6-Mos. Ended 6-30
                                    1998        1997         1999         1998
                                    ----------------         -----------------

        Sales (services)            100.0%      100.0%       100.0%       100.0%
        Cost of services and
          general and adminis-
          trative expenses          279.9       197.3        440.3        146.7
        Other income and
          (losses) on foreign
          currency exchange         (28.7)          -            -            -
                                    -----       -----        -----        -----
        (Loss) from direct
          operations               (226.6)      (97.3)      (340.3)       (46.7)
        50% interest in
          income of United
          Engineering Company        82.8        86.7            -            -
                                    -----       -----        -----        -----

        Net (loss)                 (143.8)      (10.6)      (340.3)       (46.7)

        Sales
        -----

        We have received no revenue from our anaerobic farm waste disposal equipment project or our carbon dioxide separator project. All revenues, except for revenue from incidental services, is attributable to services we perform for the Louisville, Kentucky surgeons with regard to our live tissue bonding equipment project. Such revenues decreased from $299,454 in the fiscal year ended December 31, 1997 to $278,929 in the fiscal year ended December 31, 1998, a decrease of 6.9%. The decrease in sales was attributable to foreign exchange loss of $91,957.

               Interim results.  Sales decreased from $130,013 in the first half
               ---------------
of 1998 to $29,616 in the first half of 1999, a decrease of $100,398 or 77.2 percent. The decrease was due entirely to less revenue from the tissue bonding project. Our income is still derived from services we perform, primarily in Ukraine, for Louisville, Kentucky surgeons in their study of the live tissue bonding technology and procedures. Considerably less time is now being spent in Ukraine in this regard. A $5,000 a month office and travel allowance was discontinued in February 1999. Dividends from United Engineering Company increased from

$2,666 in the first half of 1998 to $8,390 in the first half of 1999.

        Selling, General and Administrative Expenses
        --------------------------------------------

        Selling (reported as "cost of goods sold" in fiscal year 1998), general and administrative expenses increased from $590,888 in fiscal year 1997 to $831,033 in fiscal year 1998 - an increase of $240,145 or 40.6 percent. The increase is attributed to $174,689 in common stock that was issued to various persons for services rendered and to $65,456 attributed to accrued interest on notes payable.

               Interim results.  Selling  (reported as "cost of services" in the
               ---------------
interim Statement of Operations), general and administrative expenses decreased from $190,710 in the first half of 1998 to $130,403 in the first half of 1999 - a decrease of $60,307 or 31.6 percent. The decrease is attributable to a reduction in salaries paid to officers, and reduced foreign and domestic travel expenses.

        Net Loss
        --------

        We had a net loss from operations in fiscal year 1997 of $291,434, or $0.145 a share of our common stock before considering income of $259,761 attributable to our 50 percent interest in United Engineering Company. In fiscal year 1998 we had a net loss from operations of $552,104, or $0.262 a share of common stock before considering income of $230,932 attributable to our 50 percent interest in United Engineering Company. In 1998 we also suffered a $91,957 loss attributable to a foreign exchange loss - the U.S. dollar strengthening against the Ukraine currency.

               Interim  results.  Our net loss of  $60,697  in the first half of
               ----------------
1998 on sales of $130,013 increased to a net loss of $100,787 in the first half of 1999 on sales of $29,616, an increase of 66.0 percent. The increase was due to $100,398 less income associated with the tissue bonding project and a decrease of $60,307 in selling, general and administrative expenses.

        Balance Sheet Items
        -------------------

               Assets. Our total assets increased in fiscal 1998 by $194,531 - a
               ------
34.2 percent increase. Some $136,309, or 70 percent of the increase, is attributable to our increased investment in United Engineering Company.

               Stockholders'   Equity.   Stockholders'   equity  decreased  from
               ----------------------
$195,016 at the end of fiscal 1997 to $25,314 on December 31, 1998. The loss from operations of $401,135 was covered primarily by an increase in stockholders' loans to the company of $288,750 and the issuance of $231,260 worth of stock for $30,000 cash and $201,260 in services.

               Interim balance sheet items.
               ---------------------------

                      Notes Payable to Stockholders.   We  decreased  our  notes
                      -----------------------------
 payable to stockholders by $285,205 from $685,430 at December 31, 1998 to $400,225 on June 30, 1999 - a 41.6 percent decrease.

                      Stockholders' Equity.   We increased  stockholders' equity
                      --------------------
from  only  $25,314  on December 31, 1998  to  $449,921  on  June 30, 1999.  The
increase was due to a $285,205 reduction in notes payable to stockholders, which reduction reflected the conversion of the notes to common stock and the sale of $42,500 of common stock, which amounts were reduced by our $100,787 loss from operations during the first half of 1999.

        Liquidity and Outlook
        ---------------------

        We have never operated at a profit. We have been able to stay in operation only from the proceeds realized from loans made to us by our shareholders and from the sale of capital stock. While our shareholders have been forthcoming in the past to meet our cash needs, and while we believe they will continue to provide debt capital as needed during the next twelve months, their willingness to do this has been and is dependent upon the company's prospects for financial success. Management believes our prospects for financial liquidity have never been better and depend upon the following:

        o obtaining contracts for the leasing of our anaerobic farm waste equipment;

        o     obtaining contracts for the joint venturing of our CO2  separator;

        o the sale of capital stock in either our company or our subsidiary, Anaerobic Farm Waste, Inc.; and

        o loans to finance the purchase of anaerobic farm waste units and CO2 separators.

At this time, we have not identified the sources for additional equity capital, but we are negotiating with a lender of funds that we believe will provide $5 million in capital for us to purchase anaerobic farm waste plants for executed contracts that require such equipment. In addition to our commitment to repay the $5 million loan, this lender would receive 50 percent of the equity in our subsidiary corporation through which we conduct our anaerobic farm waste plant project. This lender indicates that it would provide additional loans as needed for additional sales of plants. We expect to conclude our negotiations by mid-year 2000.

        Costs of Filing Periodic Reports
        --------------------------------

        The filing of this Form 10-SB registration statement subjects our company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The services of the company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, we will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

        We lease office space in the following cities as follows:

                                Approximate         Monthly         Term of
                                Square Feet         Rental           Lease
                                -----------         -------         -------

        Corpus Christi, TX        1,000             $  500        08-31-2001
        Oklahoma City, OK           500             $  500        Month-to-Month
        Kiev, Ukraine               800             $1,200        Month-to-Month


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below sets forth, as of June 30, 1999, the number of shares of Common Stock of the company beneficially owned by each officer and director of the company, individually and as a group, and by each person known to the company to be the beneficial owner of more than five percent of the Common Stock.

                                                    Number of
                                                    Shares of
        Name and Address                           Common Stock         Percent
        ----------------                           ------------         -------

        Esmeralda G. Robbins(1)(2)                    250,000              8.6
        701 CCNB North Tower
        500 North Shoreline
        Corpus Christi, TX 78471

        Donald S. Robbins(2)(3)(4)                    250,000              8.6
        701 CCNB North Tower
        500 North Shoreline
        Corpus Christi, TX 78471

        Gordon W. Allison(4)(5)                       382,800             13.1
        P. O. Box 770304
        Oklahoma City, Oklahoma 73177






        James Workman                                  60,000              2.1
        1826 War Eagle Street
        North Little Rock, AR 72116

        Officers and Directors                        942,800             32.3
        as a group (4 persons)(4)
        -------------------------

(1) These shares are held of record by the Esmeralda G. Robbins Family Limited Partnership.

(2)     Esmeralda G. Robbins and Donald S. Robbins are wife and husband.

(3) These shares are held of record by the Donald S. Robbins Family Limited Partnership.

(4) This does not include 75,669 shares of Series A Preferred Stock of the company, which shares are owned by Mr. Robbins (43,869 shares) and Mr. Allison (31,800 shares), each share of which Preferred Stock is entitled to receive an $0.80 annual dividend, payable quarterly, cumulative if not paid, has a face value of $10, is redeemable by the company out of profits, and is preferred over the company's Common Stock in the event of the liquidation and dissolution of the company.

(5) This stock is held of record by Electronic Data Service, Inc., an Oklahoma corporation, of which Mr. Allison is an officer, director and 100 percent beneficial shareholder.

Changes in Control
------------------

        There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

        The company's directors, officers and significant employees occupying executive officer positions, their ages as of June 30, 1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                      Director's
                                                         Director        Term
      Person                   Positions and Offices      Since         Expires
--------------------           ---------------------     --------     ----------

Esmeralda G. Robbins, 54       Chairman of the Board       1992          2000
                                    of Directors

Donald S. Robbins, 55          President, Chief            1992          2000
                               Executive Officer and
                               Director

Gordon W. Allison, 72          Executive Vice Presi-       1992          2000
                               dent, Chief Financial
                               Officer, Secretary and
                               Director

James Workman, 71              Director                     1998          2000


        Esmeralda G. Robbins.  From 1979 to 1993 Mrs.  Robbins worked as Product
        --------------------
Consultant and Salon Coordinator for Corpus Christi Beauty Supply, a family owned business that covered a 500-mile radius. Mrs. Robbins consulted boutiques, beauty, and barber salons providing the equipment and products necessary for them to start a new salon. Working with furniture manufacturers and product technicians she also coordinated large-scale seminars to introduce shop owners and their employees to new products and ideas to improve and update their services. Mrs. Robbins would also oversee the day-to-day operations of the business along with other family members. In 1993 the business was closed due to the declining health of elder family members. Mrs. Robbins is an original founder of Consortium Service Management Group and has been its Chairman of the Board since 1992. She has worked full time for the company since 1993.

        Donald S. Robbins.  Mr. Robbins commenced his business career by working
        -----------------
from 1969 until 1979 with several life insurance companies in the area of estate and retirement planning. From 1979 until 1983 he was associated with the financial planning division of E.F. Hutton, Hutton Financial Services. From 1983 until 1988 he was associated with Prudential Bache Securities as a vice president for investments and financial planning. From 1988 until 1995 he was affiliated with the broker-dealer firm Royal Alliance Associates, Inc. From 1983 until 1985 he has been a guest speaker at numerous investor meetings, continuing medical education meetings, medical society meetings and broker seminars. Mr. Robbins was one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is the person who has negotiated for the company with respect to the marketing and licensing agreements of the company and the person who negotiated with the various organizations in Ukraine that, together with the company, founded United Engineering Joint Stock Company. Mr. Robbins oversees the company's operations offices in Ukraine and devotes full time to the affairs of the company.

        Gordon W. Allison.  Mr. Allison has 35 years experience in the insurance
        -----------------
industry and 28 years experience as a corporate officer and a chief executive of several companies. From 1972 through 1987 he was the chief executive officer of American Trustee Life Corporation and affiliated insurance companies in Minnesota, Arizona, and Nebraska. From 1982 through 1991 he was the partnership manager of Cross Timbers Ranch Ltd., a real estate development and ranching operation specializing in tax-sheltered cattle maintenance. In 1988 he retired from the insurance industry as an officer and director of companies but remained in sales and financial planning. From 1988 until 1991 he served as a director of Advantage Marketing System, a public company. In 1982 he was the elected president of the Association of Oklahoma Life Insurance Companies. He has been a bank director and a community and church leader in Oklahoma City for more than 30 years. He is one of the founders of Consortium Service Management Group in 1992 and has been employed full time by the company since 1992. He is responsible for its operations in the U.S., particularly during periods when Mr. Robbins is in Ukraine.

        James Workman. An agriculture entrepreneur and expert, James Workman has
        -------------
spent his entire working life in agriculture projects. For 35 years he has operated and owned several thousand acres of farming. He retired in 1993 and sold his 26,000-acre farming operation in Mississippi specializing in soy beans, rice, cotton, corn and wheat. Prior to moving to Mississippi, James Workman had operated a 10,000-acre farm operation in Arkansas for a German company farming rice, cotton, corn and soy beans. He specialized in land clearing, land precision leveling, drainage and irrigation for the German company. Mr. Workman has worked part time with Consortium Service Management Group since January 1993.

                             EXECUTIVE COMPENSATION

        Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the company. During the period, no executive officer of the company received compensation that exceeded $100,000.

                                  Fiscal           Annual            Other
               Name                Year            Salary         Compensation
        -----------------         ------           ------         ------------

        Donald S. Robbins,         1998            $48,000            None
        President
                                   1997            $32,900            None

                                   1996            $33,100            None

        Set forth below is information concerning individual grants of stock options made during fiscal year 1998 to the officers of the company:



                      No. of Shares of    No. of Total
                        Common Stock     Options Granted
                         Underlying      to All Employees   Exercise  Expiration
 Name of Officer       Options Granted    in Fiscal Year      Price       Date
------------------     ---------------    --------------     -------     ------

Donald S. Robbins         425,000             850,000        $0.16(1)      2004

Gordon W. Allison         425,000             850,000        $0.16(1)      2004

--------------------

(1) The exercise price is the same as the closing bid price for the common stock on the day the options were granted.

        Directors of the company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        There have been no transactions during the past two years, or proposed transactions, to which our company was or is to be a party, in which any director, executive officer, nominee for election as a director, a holder of more than five percent of our voting stock or any member of their immediate family had or is to have a direct or indirect material interest.

        Our company's "parents" may be deemed to be Esmeralda G. Robbins, Donald
S. Robbins and Gordon W. Allison by reason of their positions as officers and directors of the company and their stock ownership as reflected in the tables above.

                            DESCRIPTION OF SECURITIES

        The company is authorized to issue 40 million shares of Common Stock, $0.001 par value and 10 million shares of Preferred Stock, $0.001 par value. The presently outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

Common Stock
------------

        Voting  Rights.  Holders of shares of Common  Stock are  entitled to one
        --------------
vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

        Dividend  Rights.  Holders  of record  of  shares  of  Common  Stock are
        ----------------
entitled to receive dividends when and if declared by the Board of Directors out of funds of the company legally available therefor.

        Liquidation Rights.  Upon any liquidation,  dissolution or winding up of
        ------------------
the company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company's Preferred Stock.

        Preemptive Rights.   Holders of Common Stock do not have any  preemptive
        -----------------
rights to subscribe for or to purchase any stock, obligations or other securities of the company.

        Registrar and Transfer Agent. The company's registrar and transfer agent
        ----------------------------
is Securities Transfer Corporation of Dallas, Texas.

        Dissenters'  Rights.  Under current Texas law, a shareholder is afforded
        -------------------
dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's certificate of incorporation.

Preferred Stock
---------------

        The company is also authorized to issue 10 million shares of Preferred Stock, $0.001 par value.

        The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

        Series A  Preferred  Stock.  The  board  of  directors,  by  resolution,
        --------------------------
designated a Series A Preferred Stock, consisting of 75,669 shares, each with a face value of $10, each entitled to receive an $0.80 annual dividend, payable quarterly from earnings, cumulative if earned but not paid, and preferred over the Common Stock in the event of the liquidation and dissolution of the company.

        All 75,669 shares of the company's authorized Series A Preferred Stock have been issued, 43,869 to Donald S. Robbins, president, chief executive officer and director of the company, and 31,800 shares to Gordon W. Allison, executive vice president, chief financial officer, secretary and a director of the company.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

        The company's Common Stock was but is no longer quoted on the OTC Bulletin Board. Its symbol was "CTUM" until October 1999 at which time the symbol was changed to "CTUME.OB." The symbol change reflected the fact that the OTC Bulletin Board would remove the company's stock from its system on November 4, 1999 unless, prior to such date, the company should have entered the financial statements reporting system of the Securities and Exchange Commission. On November 4, 1999 our stock was removed from the Bulletin Board.

        We filed a registration statement with the Commission that became effective November 15, 1999. At such time as the Commission's staff has reviewed the statement and we have amended the statement to satisfy any comments of the Commission's staff, we will become eligible again to have our common stock quoted on the OTC Bulletin Board. Until such date when we have amended our registration statement to satisfy any comments of the

Commission's staff, we anticipate that our common stock will be quoted in the Pink Sheets of the National Quotation Bureau.

        It first traded on April 21, 1998. The range of high and low bid information for our Common Stock is set forth below. The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                            High                 Low
                                            ----                 ---
        1998
        ----
               2nd Qtr.                     2                    1.125
               3rd Qtr.                     1.3125               0.5
               4th Qtr.                     0.2813               0.1500

        1999
        ----
               1st Qtr.                     1.6875               0.1500
               2nd Qtr.                     1.1875               0.5000
               3rd Qtr.                     1.1250               0.5

        On  June  30,  1999,   there  were  2,918,095  shares  of  Common  Stock
outstanding. There are 850,000 shares subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders
-------

        As of June 30, 1999 there were approximately 84 holders of record of our Common Stock. Some 850,682 shares of Common Stock are held by numerous other shareholders in brokerage accounts under the record name of "Cede & Co."

Dividends
---------

        We have paid no dividends to our common stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

        Neither  the company  nor our  property is a party to any pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.

                              CHANGE IN ACCOUNTANTS

        We changed our independent accountant after the 1997 fiscal year in an effort to achieve economies in the overhead of the company. The decision to change accountants was recommended by our board of directors. The change occurred in July 1999. The former independent accountant's report on the 1996 and 1997 fiscal years contained no adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. There were no unresolved disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former accountant's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

                     RECENT SALES OF UNREGISTERED SECURITIES

        During the past three years our company sold the following securities without registering the securities under the Securities Act of 1933:

                                     No. of
                                     Common
                                     Shares               Offering
                Date                  Sold                 Price
               ------               ---------             --------

                1997                212,600               $186,950
                1998                174,515(1)              39,451
               4-6-99               586,862                582,612
                                                          --------
                                                          $809,013
------------------------

(1) Of these shares, 12,965 shares were issued in June 1998 to Diversified Marketing Co. in exchange for financial public relations services valued at $3,000.

        The shares were sold pursuant to the exemption from registration provided by Regulation D, Rule 504. The securities were sold through the efforts of our officers and also through the NASD broker-dealer firm of Atlantic Pacific Financial, Inc. A commission of ten percent of the proceeds of sales was paid to Atlantic Pacific Financial, Inc. for sales made by it. No commissions were paid with respect to sales made by the officers of the company.

        With regard to the above Rule 504 public offering sales, we furnished each prospective investor with an offering memorandum that described our company and generally met the disclosure requirements of Form 1-A of the Securities and Exchange Commission.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Texas corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

        In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Texas law provides that they shall be indemnified against reasonable expenses, including attorney fees.

        A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

        Indemnification and payment of expenses provided by Texas law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Texas corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the company:

Independent accountant's report
        of July 27, 1998 ...............................................    F-1

Balance Sheet at December 31, 1997 ...................................      F-2

Statements of Operations for the Years Ended
        December 31, 1997 and December 31, 1996 ......................      F-4

Statements of Change in Stockholders' Equity
        for the Two Years Ended December 31, 1997 ......................    F-5

Statements of Cash Flows for the Years Ended
        December 31, 1997 and December 31, 1996.........................    F-7

Notes to Financial Statements, December 31, 1997 .......................    F-8

Independent Auditors Report of August 17, 1999 .........................   F-13

Balance Sheet at December 31, 1998 ...................................     F-14

Statement of Operations for the Year Ended
        December 31, 1998 ..............................................   F-16

Statement of Cash Flows for the Year Ended
        December 31, 1998 ..............................................   F-17

Statement of Changes in Stockholders' Equity
        for the Two Years Ended December 31, 1998 ......................   F-18

Notes to Financial Statements, December 31, 1998 .......................   F-20

Balance Sheet (unaudited) at June 30, 1999 .............................   F-26

Statement of Operations for the Six Months Ended
        June 30, 1999 and June 30, 1998 ................................   F-28

Statement of Cash Flows for the Six Months Ended
        June 30, 1999 and June 30, 1998 ................................   F-29

Notes to Interim Financial Statements,
        June 30, 1999 ..................................................   F-30

                                    EXHIBITS

Index to Exhibits

        Exhibit No.   Description

           3      -  Amended and Restated Articles of Corporation of Consortium
                     Service Management Group, Inc.*

           3.1    -  Bylaws of Consortium Service Management Group, Inc.*

          10      -  Founders' Agreement of United Engineering Company*

          10.1    -  Statutes (Bylaws) of United Engineering Company*

          10.2    -  Agreement  of  April  24, 1996 between  Consortium  Service
                     Management Group, Inc. and The L Group, Inc. concerning tissue bonding technology* (rescinded in January 2000)

          10.3    -  Agreement  of  July  9,  1996  between  Consortium  Service
                     Management Group, Inc. and International Welding concerning tissue bonding technology*

          10.4    -  Agreement among Consortium Service  Management Group, Inc.,
                     United Engineering Company and Ivan V. Semenenko, the inventor of the anaerobic farm waste technology*

          10.5    -  Agreement  of   June  9, 1998    among  Consortium  Service
                     Management Group,  Inc.,  The  Sumy Frunze Machine Building
                     Science and Production Association, and  United Engineering
                     Company concerning the anaerobic farm waste technology*

          10.6    -  Agreement between Consortium Service Management Group, Inc.
                     and Western Waste Management, Inc. concerning the anaerobic farm waste technology*

          10.7    -  Agreement between Consortium Service Management Group, Inc.
                     and Aardema Dairy concerning the anaerobic farm waste technology*

          10.8    -  Agreement between Consortium Service Management Group, Inc.
                     and John and Ruth Beukers concerning the anaerobic farm waste technology*

          10.9    -  Agreement of  December 1998  between  International Welding
                     Association of Kiev, Ukraine and Consortium Service Management Group, Inc. concerning the carbon dioxide separator technology*

          16      -  Letter  dated  January 29, 2000  from  Jaak (Jack) Olesk to
                     Consortium Service Management Group, Inc. Re: Termination as Auditor

        *Previously filed with Form 10-SB; incorporated herein.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CONSORTIUM SERVICE MANAGEMENT GROUP,
                                            INC.



Date:  February 17, 2000                   By /s/ Donald S. Robbins
                                              ---------------------------------
                                              Donald S. Robbins, President and
                                              Chief Executive Officer

                                JAAK (JACK) OLESK
                           Certified Public Accountant
                        270 North Canon Drive, Suite 203
                         Beverly Hills, California 90210
                                 (310) 288-0693



                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
Consortium Service Management Group, Inc.

I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1997 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                            /s/ Jaak Olesk, CPA

Beverly Hills, California
July 27, 1998

                    Consortium Service Management Group, Inc.
                                  BALANCE SHEET
                                December 31, 1997




                                     ASSETS




Current Assets
 Cash                                                               $   9,497
 Trade Accounts Receivable                                             17,800
                                                                    ---------

Total Current Assets                                                   27,297

Fixed Assets
 Furniture, Fixtures and Equipment                                     33,868
 Less Accumulated Depreciation                                        (12,621)
                                                                    ---------
Total Fixed Assets                                                     21,247

Other Assets
 Accounts Receivable from United
  Engineering Company                                                 383,613
  Less Valuation Allowance                                           (323,613)
 Investment - United Engineering
  Company                                                             385,705
 Founders Fund                                                         73,843
                                                                    ---------
Total Other Assets                                                    519,548
                                                                    ---------
                                                                    $ 568,092
                                                                    =========













                        See accompanying notes to financial statements.

                           Consortium Service Management Group, Inc.
                                   BALANCE SHEET(continued)
                                       December 31, 1997





                             LIABILITIES AND STOCKHOLDERS' EQUITY



Current Liabilities
  Accounts Payable                                                 $   33,174
  Accrued Expenses                                                     15,000
  Taxes Payable                                                        13,997
  Notes Payable to Stockholders                                       310,905
                                                                   ----------

Total Current Liabilities                                             373,076


Stockholders' Equity
  Preferred stock, $0.001 par value
  10,000,000  shares authorized;
  75,669 shares issued and
  outstanding at December 31, 1997                                        76
  Common stock, $0.001 par value
  40,000,000 shares
  authorized; 2,096,718 shares issued and
  outstanding at December 31, 1997                                     2,097
  Additional paid-in capital                                       1,042,301
  Retained earnings (deficit)                                       (849,458)
                                                                   ---------
Total Stockholders' Equity                                           195,016
                                                                  ----------
                                                                  $  568,092
                                                                  ==========












                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                             STATEMENT OF OPERATIONS



                                                         For the Year
                                                         Ended Dec. 31,
                                                        1997         1996
                                                     ----------   ----------

Revenues                                             $  299,454   $  246,197

General costs
   and expenses:

 General and adminis-
 trative expenses                                       590,888      698,413
                                                     ----------   ----------

Loss before income
  taxes and interest
  in income of
  unconsolidated
  company                                              (291,434)    (452,216)

Income taxes                                                  -            -
                                                     ----------   ----------

Loss before interest
  in income of
  unconsolidated company                               (291,434)    (452,216)

Interest in income of
unconsolidated company                                  259,761      321,403
                                                     ----------   ----------


NET LOSS                                             $  (31,673)  $ (130,813)
                                                     ==========   ==========

Net loss per share
     of common stock                                 $     (.02)  $     (.07)
                                                     ==========   ==========
Weighted average
 common shares
 outstanding                                          2,008,125    1,884,118
                                                     ==========   ==========



                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the two year period ended December 31, 1997


                                                                      Additional  Retained
                            Preferred Stock        Common Stock         Paid-In   earnings
                          -------------------  --------------------
                            Shares    Amount     Shares      Amount     Capital   (Deficit)      Total
                          ---------  --------  ----------    ------   ----------  ---------    --------



Balance, Dec.
31, 1995                        -    $    -    1, 884,118    $1,884   $ 832,608   $(686,972)   $147,520



Preferred shares
issued for
services on
April 11, 1996             73,958        74            -         -       14,958          -       15,032



Preferred
shares
issued for
assets on April
11, 1996                    1,711         2           -          -        7,998          -       8,000



Net loss for
year ended Dec.
31, 1996                        -         -           -          -           -     (130,813)  (130,813)
                           ------     ------   ---------     ------  ----------   ---------  ---------



Balance, Dec.
31, 1996                   75,669     $   76   1,884,118     $1,884  $  855,564  $ (817,785) $  39,739







                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                 For the two year period ended December 31, 1997



                                                                      Additional  Retained
                           Preferred Stock        Common Stock
                          -----------------   ---------------------     Paid-In   earnings
                           Shares    Amount    Shares        Amount     Capital   (Deficit)      Total
                          ---------  ------   ---------      ------   ----------  ---------    ---------



Balance, Dec.
31, 1996                  75,669     $   76   1,884,118      $1,884   $ 855,564  $(817,785)     $  39,739



Common shares
issued for cash
during 1997                   -          -      205,250         205     180,295          -       180,500



Common shares
issued for
services
during 1997                   -          -        7,350          8        6,442          -         6,450



Net loss for
year ended Dec.
31, 1997                      -          -            -          -           -    (31,673)       (31,673)
                         ------     ------    ---------     ------   ----------   -------        -------



Balance, Dec.
31, 1997                 75,669     $   76    2,096,718     $2,097   $1,042,301  $(849,458)    $ 195,016
                         ======     ======    =========     ======   ==========  =========     =========









                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                            STATEMENTS OF CASH FLOWS

                                                           For the Year
                                                          Ended Dec. 31,
                                                       1997           1996
                                                    ----------     ----------
Cash flows from/(for)
  operating activities:
  Continuing operations
 (loss) from operations                             $ (31,673)     $(130,813)
Depreciation and amortization                           5,927          1,761
Issuance of stock for services                          6,450         15,032
Valuation allowance-receivable                       (129,107)      (452,720)
  Changes in assets
    and liabilities:
  Accounts receivable                                  51,307       (306,110)
  Accounts payable                                    (11,660)        44,834
  Accrued salaries                                   (180,000)       180,000
  Investment-United
  Engineering Company                                (185,918)      (199,787)
  Other                                               324,693        154,500
                                                    ---------      ---------
Net Cash provided (Used) by
  operating Activities:                              (149,981)       212,137
Cash flows from/(for)
  investing activities:
  Acquisition of fixed assets                         (23,890)             -
  Other                                                     -       (213,134)
Net Cash provided (used) by
  investing activities:                               (23,890)      (213,134)
Cash flows from/(for)
  financing activities:
Issuance of shares                                    180,500              -
                                                    ---------      ---------
Net cash provided by
  financing activities:                               180,500              -
Net increase (decrease)
  in cash                                              6,629            (997)
Cash at beginning of period                            2,868           3,865
                                                   ---------       ---------
Cash at end of period                              $   9,497       $   2,868
                                                   =========       =========
Supplemental disclosures:
Cash paid during the
 period for:
Interest                                           $       -       $       -
                                                   =========       =========
Income taxes                                       $       -       $       -
                                                   =========       =========
Noncash financing transactions:
 Stock for services                                $   6,450       $  15,032
                                                   =========       =========
 Stock for assets                                  $       -       $   8,000
                                                   =========       =========


                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Significant Accounting Policies

Nature of Operations
        Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company and has contracted for two new medical technologies.

Cash and Cash Equivalents
        For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue Recognition
     Income is earned as recognized by contractual agreements. Revenue from sales of services is recognized when the services are performed and billable.

Furniture, Fixtures and Equipment
        Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments in Unconsolidated Companies
        Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.

Foreign Operations
        Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during each reporting period. For the periods presented, the Company had no significant foreign currency transaction gains or losses.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997


Note 1 - Significant Accounting Policies (continued)

Loss Per Share
        The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented. As the effect would be antidilutive, warrants outstanding are not included in the computation. The Company had a net loss in 1997 of $31,673, and, accordingly, basic and diluted earnings per share are the same, because any dilutive or potentially dilutive securities would be antidilutive.

Issuance of Shares for Services
        Valuation of shares for services is based on the fair market value of services.

Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements to be Adopted in 1998
        During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") that are effective for periods beginning after December 15, 1997 and will be adopted by the Company during 1998. The Company does not expect that adoption of these Standards will have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130-"Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131-"Disclosures about Segments of an Enterprise and Related Information", which establishes new standards for reporting information about operating segments in interim and annual financial statements.

Income Taxes
        The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109,
"Accounting for Income Taxes". (See Note 3).

Reclassifications
        Certain prior year amounts have been reclassified to conform with 1997 classifications.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997

Note 2 - Basis of Presentation and Considerations  Related to
Continued Existence (Going Concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $31,673 and $130,813 for the years ended December 31, 1997 and 1996, respectively. These factors, among others, raise substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

        The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. If the Company is unable to obtain additional funds through equity offerings, debt offerings or sales of technologies, there is substantial doubt about the Company's ability to continue as a going concern.

Note 3 - Income Taxes

        The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

        Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1997, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At December 31, 1997, the Company did not have any significant deferred tax liabilities or deferred tax assets. At December 31, 1995 the net operating loss carryforward was $686,922 and at December 31, 1996 the net operating loss carryforward was $817,785.

Note 4 - Warrants Outstanding

     In 1997, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company sold shares of common stock and stock purchase warrants. Approximately $180,500 was raised.

        Each warrant entitles the holder to purchase one share of the Company's common stock for $2.00. The warrants expire September 15, 1998. The Company can call in the warrants on fifteen days notice, if not exercised by the holder prior to the expiration of

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997

the fifteen day notice period, should the Company's common stock trade at or above a $2.50 reported closing bid or trade price for ten consecutive trading days. At December 31, 1997 the Company had 361,000 warrants outstanding.

Note 5 - Preferred Stock/Common Stock Split/Stock Options

        On April 11, 1996 the Company amended its Articles of Incorporation. The effects of the amendments were as follows:

        The authorized capital was increased to 40 million shares of common stock, par value $0.001, and 10 million shares of Preferred Stock were authorized, of which Preferred Stock, a Series A Preferred Stock was designated which consists of 75,669 shares, each with a $10 face amount entitled to an annual, cumulative dividend from the net profits of the Company equal to 8% of the face amount, redeemable out of otherwise undistributed net profits of the Company, and preferred over the common stock in the event of the liquidation and dissolution of the Company to the extent of its unredeemed face amount and accumulated unpaid dividends (the face amount of $10 is solely for dividend calculation, and liquidation and dissolution calculation; for accounting purposes the par value is $0.001). On April 11, 1996 the Company issued the Series A Preferred Stock shares to the following persons:

          Person                             No. of Shares
------------------------------------         -------------

Donald S. Robbins
(President/CEO and Director)                     43,869

Gordon W. Allison
(Executive Vice President, Secretary
 and Director)                                   31,800
                                                 75,669
                                               ========

        Consideration for the preferred stock issuance consisted of preincorporation costs, office furniture, vehicle and services rendered to the Company. The preferred stock dividends payable at the 8 percent rate are not accruable if the Company doesn't realize any net profits.

        Incidental to the Company's amendment to its Articles of Incorporation filed April 11, 1996, each previously issued share of Common Stock of the Company was exchanged for 25 new shares of Common Stock of the Company in a stock split. Common stock amounts shown for previous years have been restated to reflect this split.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997

        150,000 shares of the Company's common stock is issuable to each of Messrs. Robbins and Allison (300,000 shares total) pursuant to stock options. Each option expires March 31, 2001, and is exercisable at $1 a share.

Note 6 - Investment - United Engineering Company

        At December 31, 1997 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1997 UEC had revenues of approximately $2,000,000 and a net income of approximately $520,000. At December 31, 1997 UEC had approximately $890,000 in assets and approximately $45,000 in liabilities. For the year ended December 31, 1997 the Company had an interest of $259,761 in the income of UEC.

        A portion of Investment- United Engineering Company is shown as Founders Fund. This represents a liquidation priority.

Note 7 - Change in Accounting Estimate

        During 1997, the President/CEO and the Executive Vice President (both of whom are also significant stockholders) elected not to try and collect back salaries from the Company (thus estimating they were due zero). At December 31, 1996 it had been estimated that these two officers together were owed approximately $180,000 in salaries for approximately the three years ended December 31, 1996.

        The above change was recorded by the Company as a change in accounting estimate. A change in an accounting estimate is not accounted for by restating prior years' financial statements or by including the cumulative effect of the change in income. This change in accounting estimate does not affect future periods.

Note 8 - Notes Payable to Stockholders

        These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. There was no significant interest payable at December 31, 1997.

                           INDEPENDENT AUDITORS REPORT



To the Shareholders and Board of Directors
Consortium Service Management Group, Inc.


I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Oklahoma City, Oklahoma                 By: /s/ Gary Skibicki
January 7, 2000                             Gary Skibicki
                                            Certified Public Accountant

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                             as of December 31, 1998



                                     ASSETS


CURRENT ASSETS

Cash                                                                   $50,179
Trade Accounts Receivable                                               17,800
Note Receivable                                                            600
                                                                       -------
        Total Current Assets                                           $68,579


FIXED ASSETS

Furniture, Fixtures & Equipment                                         58,518
  Less: Accum. Depr.                                                   (20,331)
                                                                       -------
       Total Fixed Assets                                               38,187



OTHER ASSETS

Accounts Receivable from
United Engineering Company                                             383,613
Less: Allowance Doubtful
      Accounts                                                        (323,613)
Investment - United
             Engineering Company                                       522,014
Founders Fund                                                           73,843
                                                                       -------
       Total Other Assets                                              655,857
                                                                       -------
       Total Assets                                                   $762,623
                                                                      ========











    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                                December 31, 1998


                                   LIABILITIES

CURRENT LIABILITIES

Accounts Payable                                                       $15,620
Taxes Payable                                                           13,355
Notes Payable to Stockholders                                          685,430
Interest Payable                                                        22,904
                                                                     ---------
       Total Current Liabilities                                      $737,309
                                                                     ---------


STOCKHOLDERS EQUITY

Preferred Stock, $.001 Par                                                  76
Value, 10000000 Shares
Authorized; 75,669 Shares
Issued and Outstanding
at December 31, 1998

Common Stock $.001 Par Value,                                            2,271
40,000,000 Shares Authorized;
2,271,233 Shares Issued and Outstanding
at December 31, 1998

Additional Paid in Capital                                           1,453,561

Retained Earnings 1/1/98                                           $(1,029,459)
Current Year Income                                                   (309,178)
Foreign Exchange Loss                                                  (91,957)
Retained Earnings 12/31/98                                          (1,430,594)
                                                                     ---------
       Total Stockholders Equity                                        25,314
                                                                     ---------
       Total Liabilities and Stockholders Equity                      $762,623
                                                                     =========










    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                   CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                             STATEMENT OF OPERATIONS
                       JANUARY 1, 1998 - DECEMBER 31, 1998




        Revenues                                                  278,929
        Cost of Goods Sold                                        246,242
        Gross Profit                                               32,687
        General and Administrative Expenses                       584,791
        Operating Income                                         (552,104)
        Interest in Income of Unconsolidated Company              230,932
        Gain on Asset Exchange                                     11,994
        Foreign Currency Loss                                     (91,957)
        Income from Continuing Operations                        (401,135)
        Income Taxes                                                  -0-
        Net Loss                                                 (401,135)
        Net Loss Per Share of Common Stock                        $(  .19)
        Weighted Average Common Shares Outstanding              2,111,261 Shares








    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                  CONSORTIUM SERVICES MANAGEMENT GROUP, INC.
                             STATEMENT OF CASH FLOWS
                       JANUARY 1, 1998 - DECEMBER 31, 1998


CASH FLOWS FROM OPERATING ACTIVITIES:

        Net Loss                                                      (401,135)
        Dividends From Investee                                          2,666
        Depreciation                                                     7,710
        Decrease Accounts Payable                                      (10,292)
          and Accrued Expenses
        Foreign Exchange Loss                                           91,957
        Equity Income From Investee                                   (230,932)
        Interest                                                        95,225
        Compensation for Common Stock                                  191,983
                                                                       -------
        Net Cash Used in Operating
          Activities                                                  (252,818)

CASH FLOWS FROM INVESTING ACTIVITIES:

        Purchase Equipment                                             (24,650)
        Increase Note Receivable                                          (600)
                                                                       -------
        Cash Used From Investing Activities                            (25,250)

CASH FLOWS FROM FINANCING ACTIVITIES:

        Increase Shareholder Loans                                     288,750
        Increase in Stock Issue                                         30,000
                                                                       -------
        Increase Cash From                                             318,750
        Financing Activities

        Net Increase in Cash                                            40,682
        Cash at Beginning of Period                                      9,497
        Cash at End of Period                                           50,179

        Non Cash Financing Activities
        Shareholder Note Payable
        Added to Paid in Capital                                         9,450











    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                   Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

                                     NOTE 1
                         SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations

Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company which has not received FDA approval and has contracted for two new medical technologies.

The live tissue bonding agreement exists with the L Group in Louisville, KY., where they provide funding to test, patent, market, manufacture, distribute and license tissue bonding technology. An additional agreement exists with International Association Welding in Kiev, Ukraine, which specifies funding that CSMG, Inc. provides to them. Specifically, the L Group pays CSMG, Inc. $5,000 per month to support an office in Ukraine and pay travel costs. The L Group also pays CSMG, Inc. $16,217 of which $15,187 is paid to International Association of Welding. The agreement with the L Group is dated April 24, 1996 and automatically renews annually unless terminated by the L Group.

CSMG  entered into  a three year  agreement on  October 21, 1997  with  Paton, a
Ukrainian Academy of Science Research Institute in Kiev, Ukraine, and International Association Welding also in Ukraine, to fund development of Medical procedures to remove kidney stones and dilate blood vessels for cardiovascular stints. The terms of this agreement are that CSMG will locate and arrange grants for Paton to develop and test these new technologies. In return Paton and International Association Welding agreed to assign CSMG exclusive rights for the USA and West European countries to patent, license, market, manufacture and distribute this technology sharing with CSMG on a 50/50 basis revenues these rights earn.

The Company does not internally separate financial information including results of operations by segments such as geographic areas, products, major customers or operating segments. With the major component of income being from United
Engineering Company's earnings management considers it impractical to further segment financial information.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue Recognition

Income is recognized as earned by the foreign investee using the equity method of accounting. Other revenue and specifically revenue from the L Group is earned by contractual agreement and recognized when deposited. The terms of the contract are the L Group pays CSMG $5,000 per month to maintain an office in the Ukraine and pay travel costs. The L Group also pays CSMG $16,217 per month for research costs and each of these revenues are recognized when deposited into corporate bank accounts.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments in Unconsolidated Companies

Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.

Foreign Operations

Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during the year. The Company owns a 50% interest in United Engineering Company which was organized in and operates in the Ukraine. The average exchange rate used to record income was .41542 functional currency to U.S. dollars and the year end exchange rate used was .250 to value the United Engineering investment.

Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented. As the effect would be antidilutive, warrants outstanding are not included in the computation.

Issuance of Shares for Services

Valuation of shares for services is based on the fair market value of services. During 1998 the Company issued 174,515 shares of common stock in exchange for management, marketing and research services. The cost of the services has been charged to operations, and additional paid in capital has been increased by $191,809, representing the excess of the cost of the services over the par value of the common stock issued.

Preferred Stock

On December 28, 1995 the Company authorized the issuance of 75,669 shares of Series A preferred stock, 10.00 face amount, .001 Par which pays a cumulative dividend of net corporate profit equal to 8% of the face amount of the outstanding stock. Such preferred Series A stock is preferred over all common stock in the event of corporate liquidation and dissolution to the extent of its unredeemed face amount.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in 1998

During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") effective for periods beginning after December 15, 1997 and adopted by the Company during 1998. Adoption of these Standards did not have a material effect on its financial
position,  results  of  operations  or  on  disclosures  within  the   financial
statements.

(1) SFAS No. 130 - "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components.

(2)   SFAS No. 131 - "Disclosures about  Segments of  an Enterprise  and Related
Information",   established  new  standards  for  reporting  information   about
operating segments in interim and annual financial statements.

Income Taxes

The Company records its income tax provision  in  accordance  with  Statement of
Financial   Accounting  Standards  No.  109,  "Accounting   for  Income  Taxes".
(See Note 3).

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1998

                                     NOTE 2
                BASIS OF PRESENTATION AND CONSIDERATIONS RELATED
                     TO CONTINUED EXISTENCE (GOING CONCERN)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $401,135 for the year ended December 31, 1998 and this factor combined with prior year net losses, raises substantial doubt as to the Company's ability to continue as a going concern.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company. A major component of planned future operations involves the construction of animal waste and disposal facilities for either sale and or lease and these undertakings are only possible from outside financing.

                                     NOTE 3
                                  INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1997 the net operating loss carryforward was $1,012,798 and at the end of 1998 the net operating loss carryforward was $1,265,642.

                                     NOTE 4
                              WARRANTS OUTSTANDING

In 1998, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company offered for sale 400,000 shares of common stock units (warrant shares) at $2.00 a share. Each unit consisted of one share of common stock and four warrants that were originally scheduled to expire June 30, 1998. These warrants were extended to April 6, 1999 at which time 42,500 were converted to 42,500 shares of common stock at $1.00 per share with the remaining warrants expiring. Additionally and also on April 6, 1999, the Company issued 177,400 common stock shares at $1.00 par for notes receivable with the stock certificates held by the Company as collateral.

                   Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1998

                                     NOTE 5
                     INVESTMENT - UNITED ENGINEERING COMPANY

At December 31, 1998 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1998 UEC had revenues of $1,688,599 and a net income of $461,864. At December 31, 1998 UEC had $610,175 in assets and $64,750 in liabilities. For the year ended December 31, 1998 the Company had an interest of $230,931 in the income of UEC.

A portion of Investment - United Engineering Company is shown as Founders Fund. This represents a liquidation priority. In 1994 the company made its original investment in United Engineering Company which included contributing $73,843 in autos, equipment and furniture. The agreement between the company and UEC was that in the event of UEC liquidating, $73,843 would be repaid in preference to all creditors. As an incentive to encourage foreign investment the Ukraine government has guaranteed repayment if upon liquidation UEC has insufficient funds to make the repayment.

                                     NOTE 6
                          NOTES PAYABLE TO STOCKHOLDERS

These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. At year end interest payable was $22,904. During the first four months of 1999 $296,374 of notes were exchanged for common stock.

                                     NOTE 7
                                RETAINED EARNINGS

Retained earnings at the beginning of 1998 has been decreased by $180,000 for unpaid officer compensation for 1994, 1995 and 1996. Paid-in capital has been increased by $180,000. The gross effect on net losses through 1996 is that cumulative losses are increased by $180,000 and (loss) per share for each of the three years is increased as follows:





               Weighted Average               Increased            Loss Per
        Common Shares Outstanding                Loss               Share
        -------------------------             ---------            --------


1994            1,592,362                       60,000               (.04)
1995            1,853,390                       60,000               (.03)
1996            1,884,118                       60,000               (.03)

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE TWO YEAR PERIOD ENDED DECEMBER 31, 1998

                                                                                             DEFICIT ACCUMULATED
                        NO. PREFERRED      PAR      NO. COMMON       PAR       ADDITIONAL    DURING DEVELOPMENT
DESCRIPTION                 SHARES        VALUE     SHARES(ea)       VALUE   PAID IN CAPITAL        STAGE           TOTAL
----------------------------------------------------------------------------------------------------------------------------


Common Shares Issued for
Services at Inception                                 1260000        $1260        $49140                            $50400
Nov. 19, 1992
Net Loss Year Ended 12/31/92                                                                     $( 23882)          (23882)
                            ---------   ----------  ----------   ----------   ----------        ----------         --------
Balance December 31, 1992                             1260000        $1260       $49140           ( 23882)          $26518

Common Shares Issued for
Cash During 1993                                       102063          102       134898                             135000
Net Loss Year Ended 12/31/93                                                                      (119408)         (119408)
                            ---------   ----------   ---------   ----------   ----------        ----------         --------
Balance December 31, 1993                             1362063         1362       184038           (143290)           42110

Common Shares Issued for
Cash During 1994                                       320848          320       543182                             543502
Common Shares Issued for
Services During 1994                                   139750          140         5450                               5590
Net Loss Year Ended 12/31/94                                                                      (288402)         (288402)
                            ---------  -----------   ---------   ----------   ----------        ----------         --------
Balance December 31, 1994                             1822661         1822       732670           (431692)          302800

Common Shares Issued for
Cash During 1995                                        61457           62       99938                              100000
Net Loss Year Ended 12/31/95                                                                      (255280)         (255280)
                            ---------  -----------   ---------   ----------   ----------        ----------         --------
Balance December 31, 1995                             1884118         1884      832608            (686972)          147520

Preferred Shares Issued for
Services on April 11, 1996     73958         $74                                 14958                               15032
Preferred Shares Issued
For Asset on April 11, 1996     1711           2                                  7998                                8000
Net Loss Year Ended 12/31/96                                                                      (130813)         (130813)
                            ---------   ----------   ---------   ----------   ----------         ---------         --------
Balance December 31, 1996      75669          76      1884118         1884       855564           (817785)           39739

Common Shares Issued for
Cash During 1997                                       205250          205       180295                             180500
Common Shares Issued for
Services During 1997                                     7350            8         6442                               6450
Net Loss Year Ended 12/31/97                                                                       (31673)          (31673)
                            ---------    ----------  ----------   ----------  ----------         ---------         --------
Balance December 31, 1997      75669          $76      2096718       $2097     $1042301          $(849458)         $195016


                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE TWO YEAR PERIOD ENDED DECEMBER 31, 1998
                                   (Continued)




                                                                                            DEFICIT ACCUMULATED
                        NO. PREFERRED      PAR      NO. COMMON       PAR       ADDITIONAL    DURING DEVELOPMENT
DESCRIPTION                 SHARES        VALUE     SHARES(ea)       VALUE   PAID IN CAPITAL        STAGE           TOTAL
------------------------------------------------------------------------------------------------------------------------------

Additional Paid-In
Capital                                                                           $39,451                         $ 39,451

Common Shares Issued for
Services During 1998                                  174515          174         191,809                          191,983

Net Loss Year Ended
12/31/98                                                                                        $ (401,136)       (401,136)
                            ----------- ----------  ---------      ---------    ----------     ------------      ----------

Balance December 31, 1998      76669         $76     2271233         $2271     $1,453,561      $(1,430,594)       $ 25,314



                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                              Interim Balance Sheet
                                  June 30, 1999



                                                   06-30-99           12-31-98
                                                   Unaudited          Audited
                                                   ---------          --------
CURRENT ASSETS

Cash                                               $   (981)          $ 50,179
Trade Account Receivable                             17,800             17,800
Notes Receivable - Current                          178,000                600
                                                   --------           --------

        Total Current Assets                       $196,504           $ 68,579

FIXED ASSETS

Furniture, Fixtures and Equipment                  $ 58,518           $ 58,518
Accumulated Depreciation                            (20,331)           (20,331)
                                                   --------           --------

        Total Property and Equipment               $ 38,187           $ 38,187

OTHER ASSETS

UEC Founders Fund                                  $ 73,843           $ 73,843
Account Receivable - UEC                            383,613            383,613
Account Receivable - Other                            2,474                  -
Allowance for Doubtful Accounts                    (323,613)          (323,613)
Investment - UEC                                    522,014            522,014
Employee Advances                                    26,065                  -
                                                   --------           --------

        Total Other Assets                         $684,396           $655,857
                                                   --------           --------

Total Assets                                       $917,402           $762,623

                                                   ========           ========

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            Balance Sheet (Continued)
                                  June 30, 1999

                                                   06-30-99           12-31-98
                                                   Unaudited          Audited
                                                   ---------          --------
CURRENT LIABILITIES

Accounts Payable                                   $   6,500          $ 15,620
Taxes Payable                                         12,852            13,355
Notes Payable to Stockholders                        400,225           685,430
Interest Payable                                      22,904            22,904
Other Current Liabilities                             25,000                 -
                                                  ----------         ---------

        Total Current Liabilities                 $  467,481         $ 737,309

STOCKHOLDERS EQUITY

Preferred Stock $0.001 Par Value                  $       76         $      76
10,000,000 Shares Authorized
75,669 issued and outstanding

Common Stock $0.001 Par Value                          2,918             2,271
40,000,000 Shares Authorized
2,918,095 issued and outstanding

Additional Paid-In Capital                         1,978,308         1,453,561

Retained Earnings                                 (1,430,594)       (1,430,594)
Current Year Earnings                               (100,787)
                                                  ----------         ---------

        Total Stockholders Equity                 $  449,921            25,314
                                                  ----------         ---------

        Total Liabilities and
        Stockholders Equity                       $  917,402         $ 762,623
                                                  ==========         =========

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                             Statement of Operations
            For the Six Months Ending June 30, 1999 and June 30, 1998



                                                   06-30-99           06-30-98
                                                   --------           --------

Revenues                                          $  29,616           $130,013

Cost of Goods Sold                                   33,902             92,332
                                                  ---------           --------

Gross Profit                                         (4,287)            37,681

General and Administrative Expenses                  96,501             98,378
                                                  ---------           --------

Operating Income                                   (100,787)           (60,697)
                                                  ---------           --------

Income Taxes                                              0                  0
                                                  ---------           --------

Net Gain or (Loss)                               $(100,787)
$(60,697)

Net Loss per Share of Common Stock                   (.035)              (.021)
2,918,095 shares outstanding


                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                             Statement of Cash Flows
            For the Six Months Ending June 30, 1999 and June 30, 1998


                                                  06-30-99            06-30-98
                                                  --------            --------

Cash Flows from Operating Activities
Net Income                                        $(100,787)          $ (60,697)
Accounts Receivable                                       -             (60,762)
Employee Advances                                   (26,065)            (24,200)
Accounts Payable                                     (9,120)            (28,060)
Accrued Interest                                          0             (15,000)
Payroll Taxes Payable                                  (502)             (5,761)
Notes Receivable-Current                           (177,400)               (600)
Other Current Liabilities                            24,210             (33,335)
                                                  ---------           ---------

  Net Cash Used in Operations                     $(289,664)          $(172,295)
                                                  ---------           ---------


Cash Flows from Investing Activities

Investment in UEC                                 $       0           $  73,843
Equipment                                                 0             (18,000)
                                                  ----------          ---------

  Net Cash Used in Investing                      $       0           $  55,843
                                                  ----------          ---------


Cash Flows from Financing Activities

Common Stock                                      $     647           $       0
Preferred Stock                                           0                  76
Increase in Paid-in Capital                         524,747               7,118
Decrease in Notes Payable                          (285,205)                  0
                                                 ----------           ---------

  Net Cash Used in Financing                      $ 240,189           $ 105,944
                                                 ----------           ---------

Net Increase (Decrease) in Cash                   $ (49,475)          $ (10,508)
                                                  =========           =========

Cash Balance at End of Period                     $     703           $     (65)
Cash Balance at Beginning of Period                 (50,179)             10,444
                                                  ---------           ---------

Net Increase (Decrease) in Cash                   $ (49,475)          $ (10,508)
                                                  =========           =========


                    Consortium Service Management Group, Inc.
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  June 30, 1999

                                     NOTE 1
                         SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations

Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company which has not received FDA approval and has contracted for two new medical technologies.

The live tissue bonding agreement exists with the L Group in Louisville, KY., where they provide funding to test, patent, market, manufacture, distribute and license tissue bonding technology. An additional agreement exists with International Association Welding in Kiev, Ukraine, which specifies funding that CSMG, Inc. provides to them. Specifically, the L Group pays CSMG, Inc. $5,000 per month to support an office in Ukraine and pay travel costs. The L Group also pays CSMG, Inc. $16,217 of which $15,187 is paid to International Association of Welding. The agreement with the L Group is dated April 24, 1996 and automatically renews annually unless terminated by the L Group.

CSMG entered into a three year agreement on October 21, 1997 with Paton, a Ukrainian Academy of Science Research Institute in Kiev, Ukraine, and International Association Welding also in Ukraine, to fund development of Medical procedures to remove kidney stones and dilate blood vessels for cardiovascular stints. The terms of this agreement are that CSMG will locate and arrange grants for Paton to develop and test these new technologies. In return Paton and International Association Welding agreed to assign CSMG exclusive rights for the USA and West European countries to patent, license, market, manufacture and distribute this technology sharing with CSMG on a 50/50 basis revenues these rights earn.

The Company does not internally separate financial information including results of operations by segments such as geographic areas, products, major customers or operating segments. With the major component of income being from United Engineering Company's earnings management considers it impractical to further segment financial information.

                    Consortium Service Management Group, Inc.
                NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
                                  June 30, 1999


Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue Recognition

Income is recognized as earned by the foreign investee using the equity method of accounting. Other revenue and specifically revenue from the L Group is earned by contractual agreement and recognized when deposited. The terms of the contract are the L Group pays CSMG $5,000 per month to maintain an office in the Ukraine and pay travel costs. The L Group also pays CSMG $16,217 per month for research costs and each of these revenues are recognized when deposited into corporate bank accounts.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments in Unconsolidated Companies

Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.

Foreign Operations

Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during the year. The Company owns a 50% interest in United Engineering Company which was organized in and operates in the Ukraine.

                    Consortium Service Management Group, Inc.
                NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
                                  June 30, 1999


Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented. As the effect would be antidilutive, warrants outstanding are not included in the computation. The Company had a net loss for the first six months of 1999 of $100,787; accordingly, basic and diluted earnings per share are the same because any dilutive or potentially dilutive securities would be antidilutive.

Preferred Stock

On December 28, 1995 the Company authorized the issuance of 75,669 shares of Series A preferred stock, 10.00 face amount, .001 Par which pays a cumulative dividend of net corporate profit equal to 8% of the face amount of the outstanding stock. Such preferred Series A stock is preferred over all common stock in the event of corporate liquidation and dissolution to the extent of its unredeemed face amount.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in 1998

During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") effective for periods beginning after December 15, 1997 and adopted by the Company during 1998. Adoption of these Standards did not have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130 - "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131 -  "Disclosures  about  Segments of an  Enterprise  and Related
Information",   established  new  standards  for  reporting   information  about
operating segments in interim and annual financial statements.

                    Consortium Service Management Group, Inc.
                NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
                                  June 30, 1999


Income Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note 3).

                                     NOTE 2
                BASIS OF PRESENTATION AND CONSIDERATIONS RELATED
                     TO CONTINUED EXISTENCE (GOING CONCERN)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $100,787 for the six months ended June 30, 1999 and this factor, combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors. The possible consequences of not obtaining additional funds either through equity offerings, debt offerings or sale of technologies is that there will not be sufficient money to fund the capital projects required to earn long term planned revenues of the company. A major component of planned future operations involves the construction of animal waste and disposal facilities for either sale and or lease and these undertakings are only possible from outside financing. The possible consequences of not obtaining additional financing are the cessation of current and planned operations, resulting in a liquidation of the Company.

                                     NOTE 3
                                  INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At June 30, 1999 the net operating loss carryforward was $1,531,381.

                    Consortium Service Management Group, Inc.
                NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
                                  June 30, 1999


                                     NOTE 4
                              WARRANTS OUTSTANDING

In 1998, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company offered for sale 400,000 shares of common stock units (warrant shares) at $2.00 a share. Each unit consisted of one share of common stock and four warrants that were originally scheduled to expire June 30, 1998. These warrants were extended to April 6, 1999 at which time 42,500 were converted to 42,500 shares of common stock at $1.00 per share with the remaining warrants expiring. Additionally and also on April 6, 1999, the Company issued 177,400 common stock shares at $1.00 par for notes receivable with the stock certificates held by the Company as collateral.


                                     NOTE 5
                     INVESTMENT - UNITED ENGINEERING COMPANY

The Company is a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity is owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine "joint stock company with foreign investment," the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector.

A portion of Investment - United Engineering Company is shown as Founders Fund. This represents a liquidation priority. In 1994 the company made its original investment in United Engineering Company, which included contributing $73,843 in autos, equipment and furniture. The agreement between the company and UEC was that in the event of UEC's liquidating, $73,843 would be repaid in preference to all creditors. As an incentive to encourage foreign investment the Ukraine government has guaranteed repayment if upon liquidation UEC has insufficient funds to make the repayment.

                                     NOTE 6
                          NOTES PAYABLE TO STOCKHOLDERS

These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. At year end interest payable was $22,904. During the first four months of 1999 $296,374 of notes were exchanged for common stock.